UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, January 2023

Commission File Number 001-40848

GUARDFORCE AI CO., LIMITED

(Translation of registrant’s name into English)

10 Anson Road, #28-01 International Plaza

Singapore 079903

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Definitive Agreement.

On April 25, 2018, our operating subsidiary, Guardforce Cash Solutions Security (Thailand) Company Limited (“Guardforce TH”), entered into an agreement with Profit Raider Investment Limited (“Profit Raider”) to transfer a loan in the principal amount of $13.42 million (the “Loan”) between Guardforce TH and Guardforce AI Co., Limited (the “Company”) to Profit Raider. As a result, the Company recorded a short-term borrowing from a third party in the Loan bearing interest at 4% from April 30, 2019 to December 31, 2019 and 3.22% prior to April 30, 2019. The Company assumed an additional liability of approximately $576,000 which has been treated as an additional expense paid in 2018. The holding companies have guaranteed the short-term borrowings from Profit Raider which amount is due on December 31, 2020. On March 13, 2020, the Company’s Board of Directors approved the transfer of 1,666,666 ordinary shares of the Company from Guardforce AI Technology to Profit Raider. As a result of this share transfer, Profit Raider has been deemed an affiliate of the Company; therefore, this borrowing has been presented as a related party loan since March 2020. On September 29, 2022, Profit Raider entered into a deed of assignment and transfer (the “Assignment Deed”) with WK Venture Success Limited (“WK Venture”), a related party, and the Loan was assigned and transferred to WK Venture. On December 30, 2022, Guardforce TH entered into two supplemental agreements (the “Agreements”) with WK Venture and other parties thereto to further extend the Loan to December 31, 2024 which was conditional upon payment by Guardforce TH to WK Venture of $100,000 as part payment of the interest accrued with the same interest rate on the Loan. Such payment was made in full upon the execution of the Agreement. For the year ended December 31, 2022, interest expense under the Agreements was $2,226,451.97. The Board of Directors and Audit Committee of the Company approved the Agreements on December 19, 2022.

Being that in accordance with the terms of the Agreements, the Company is required to pay the full principal amount of the Loan, along with accrued interest, on December 31, 2024 and the Company is not required to make monthly payments on this obligation; the Company has not had any impact on its liquidity and ability to meet our short-term financial obligations through December 31, 2022.

Copies of the Assignment Deed and the Agreements are attached hereto as Exhibit 10.1, Exhibit 10.2 and Exhibit 10.3.

This report on Form 6-K is incorporated by reference into (i) the prospectus contained in the Company’s registration statement on Form F-3 (SEC File No. 333-261881) declared effective by the Securities and Exchange Commission (the “Commission”) on January 5, 2022; (ii) the prospectus dated February 9, 2022 contained in the Company’s registration statement on Form F-3 (SEC File No. 333-262441) declared effective by the Commission on February 9, 2022; and (iii) the prospectus contained in the Company’s Post-Effective Amendment No. 1 to Form F-1 on Form F-3 (SEC File No. 333-258054) declared effective by the Commission on June 14, 2022.

EXHIBIT INDEX

Exhibit No.	Description

10.1	Deed of Assignment and Transfer of Secured Debts owed from Guardforce Cash Solutions Security (Thailand) Co. Ltd. and Guardforce Holdings (HK) Limited by and between Profit Raider Investments Limited, WK Venture Success Limited and Wealthking Investments Limited dated September 29, 2022
10.2	Fourth Supplemental Agreement, dated December 30, 2022, to Amended and Restated Master Loan Agreement by and between Guardforce Cash Solutions Security (Thailand) Company Limited and Profit Raider Investments Limited dated 15 March, 2019, as supplemented
10.3	Fourth Supplemental Agreement, dated December 30, 2022, to Loan Agreement by and between Guardforce Cash Solutions Security (Thailand) Company Limited and Profit Raider Investments Limited dated 25 August, 2018, as supplemented

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 13, 2023	Guardforce AI Co., Limited

	By:	/s/ Lei Wang
Lei Wang
Chief Executive Officer

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